UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FLY LEASING LIMITED

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

34407D109 **

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the common shares. CUSIP number 34407D109 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, each ADS representing one (1) ordinary share, which are quoted on the New York Stock Exchange under the symbol “FLY”.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 7 Pages

Exhibit Index: Page 7

CUSIP No. 34407D109	SCHEDULE 13G	Page 2 of 7 Pages

1.	Names of Reporting Persons. GIC PRIVATE LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,928,831
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,928,831

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,928,831
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.33% (1)
12.	Type of Reporting Person: CO

(1)	Based on 30,481,069 Common Shares outstanding as of September 30, 2020, according to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 13, 2020.

CUSIP No. 34407D109	SCHEDULE 13G	Page 3 of 7 Pages

1.	Names of Reporting Persons. CORAL BLUE INVESTMENT PTE. LTD.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,928,831
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,928,831

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,928,831
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.33% (1)
12.	Type of Reporting Person: CO

(1)	Based on 30,481,069 Common Shares outstanding as of September 30, 2020, according to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 13, 2020.

SCHEDULE 13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Fly Leasing Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

West Pier Business Campus

Dun Laoghaire

County Dublin, A96 N6T7, Ireland

Item 2(a).	Name of Person Filing

GIC Private Limited; and

Coral Blue Investment Pte. Ltd.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with the Schedule 13G filed by the Reporting Persons on March 20, 2020, as Exhibit A and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G/A jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of GIC Private Limited and Coral Blue Investment Pte. Ltd.is as follows:

168 Robinson Road

#37-01 Capital Tower

Singapore

068912

Republic of Singapore

Item 2(c).	Citizenship:

GIC Private Limited and Coral Blue Investment Pte. Ltd. are established under the Companies Act of the Republic of Singapore.

Item 2(d).	Title of Class of Securities:

Common Shares, par value of $0.001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the common shares. CUSIP number 34407D109 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, each ADS representing one (1) ordinary share, which are quoted on the New York Stock Exchange under the symbol “FLY”.

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

(a - c) The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as

SCHEDULE 13G	Page 5 of 7 Pages

to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

	Number of Shares
	No. of Securities Beneficially Owned	Power to Vote		Power to Dispose
Reporting Person		Sole	Shared(1)	Sole	Shared(1)	Percent of Class(2)
GIC Private Limited	1,928,831	0	1,928,831	0	1,928,831	6.33%
Coral Blue Investment Pte. Ltd.	1,928,831	0	1,928,831	0	1,928,831	6.33%

(1)	Coral Blue Investment Pte. Ltd. shares the power to vote and the power to dispose of 1,928,831 Shares with GIC Private Limited. The Reporting Persons disclaim membership in a group.
(2)	Based on 30,481,069 Common Shares outstanding as of September 30, 2020, according to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 13, 2020.

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 12, 2021.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh Sze Ling
Name:	Celine Loh Sze Ling
Title:	Senior Vice President

By:	/s/ Toh Tze Meng
Name:	Toh Tze Meng
Title:	Senior Vice President

CORAL BLUE INVESTMENT PTE. LTD.

By:	/s/ Manning Lea Doherty
Name:	Manning Lea Doherty
Title:	Director

Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit A:	Joint Filing Agreement, dated March 20, 2020, entered into by GIC Private Limited and Coral Blue Investment Pte. Ltd. (incorporated by reference to Exhibit A to the Schedule 13G filed by those persons on March 20, 2020).